# MANEX RESOURCE GROUP INC.

Manex Resource Group

06016442

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-689-4546

SUPPL

August 22, 2006

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549



Dear Sirs:

**Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.**
**File No. 82-4427**

We are enclosing a copy of amended Insider Trading Reports filed with SEDI on behalf of Mr. Page by the writer, as agent, on today's date. We also enclose an updated summary of all Insider Reports filed on behalf of Mr. Page as of April 25, 2000.

Yours very truly,

**MANEX RESOURCE GROUP INC.**

Per: *Barb Fines*

Barbara L. Fines
Corporate Secretary





/blf
Encl.

dlw 9/5

**Insider:** Page.L **Issuer:** Avalon Ventures

File no. 82-4427



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*The following transactions met your search criteria. Select a transaction from the list below:*

| | Date of transaction | Filing date | Registered holder | Security designation | Nature of transaction | Opening balance of securities held | Number or value acquired or disposed of | Closing Balance |
|---|---|---|---|---|---|---|---|---|
| ○ | 2000-04-25 | 2006-08-09 | | Common Shares | Opening Balance-Initial SEDI Report | 0 | | 0 |
| ○ | 2006-06-27 | 2006-08-22 | | Common Shares | Acquisition or disposition in the public market | 0 | -10000 | -10000 |
| ○ | 2006-06-27 | 2006-08-22 | | Common Shares | Acquisition or disposition in the public market | -10000 | -10000 | -20000 |
| ○ | 2006-07-07 | 2006-07-11 | | Common Shares | Exercise of options | -20000 | 25000 | 5000 |
| ○ | 2006-07-07 | 2006-07-11 | | Common Shares | Exercise of options | 5000 | 75000 | 80000 |
| ○ | 2000-04-25 | 2004-03-08 | | Options (Common Shares) | Opening Balance-Initial SEDI Report | 20000 | | 20000 |
| ○ | 2002-02-04 | 2004-03-08 | | Options (Common Shares) | Expiration of options | 20000 | -20000 | 0 |
| ○ | 2002-03-12 | 2004-03-09 | | Options (Common Shares) | Grant of options | 0 | 25000 | 25000 |
| ○ | 2003-04-25 | 2004-03-09 | | Options (Common Shares) | Grant of options | 25000 | 75000 | 100000 |
| ○ | 2004-02-16 | 2004-03-09 | | Options (Common Shares) | Grant of options | 100000 | 100000 | 200000 |
| | 2006-07- | 2006-07- | | Options | Exercise of options | 200000 | -25000 | 175000 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| ◯ | 07 | 11 | | (Common Shares) | | | | |
| ◯ | 2006-07-07 | 2006-07-11 | | Options (Common Shares) | Exercise of options | 175000 | -75000 | 100000 |
| ◯ | 2000-04-25 | 2004-03-08 | | Warrants (Common Shares) | Opening Balance-Initial SEDI Report | 100000 | | 100000 |
| ◯ | 2000-10-25 | 2004-03-08 | | Warrants (Common Shares) | Expiration of warrants | 100000 | -100000 | 0 |

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File no: 82-4427

**2006-08-22, 13:43:48, EDT**

**Insider:** Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

| | | | |
|---|---|---|---|
| Security designation | Common Shares | | |
| Opening balance of securities held | 0 | | |
| Filing date | 2006-08-22 | | |
| Date of transaction | 2006-06-27 | | |
| Nature of transaction | 10 - Acquisition or disposition in the public market | | |
| Number or value of securities disposed of | 10000 | | |
| Unit price or exercise price | 1.1900 | Currency | Canadian Dollar |
| Closing balance of securities held | -10000 | | |

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Next

File no. 82-4427

**2006-08-22, 13:45:44, EDT**

**Insider:** Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

| | | | |
|---|---|---|---|
| Security designation | Common Shares | | |
| Opening balance of securities held | -10000 | | |
| Filing date | 2006-08-22 | | |
| Date of transaction | 2006-06-27 | | |
| Nature of transaction | 10 - Acquisition or disposition in the public market | | |
| Number or value of securities disposed of | 10000 | | |
| Unit price or exercise price | 1.2000 | Currency | Canadian Dollar |
| Closing balance of securities held | -20000 | | |

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Next